February 4, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Perry J. Hindin

Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Mail Stop 3628

100 F Street, N.E.

Washington, D.C.  20549

Re:

Church Loans & Investments Trust
Preliminary Proxy Statement on Schedule 14A
Filed on December 24, 2009
File No. 000-08117

Schedule 13E-3
Filed on December 24, 2009
File No. 005-49182

Dear Mr. Hindin:

On behalf of Church Loans and Investments Trust (“Church Loans” or the “Trust”), set forth below are the responses of the Trust to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the letter dated January 20, 2010.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Trust.  Undefined capitalized terms are defined in either the Schedule 13E-3 (the “Schedule 13E-3”) or the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Trust.

Enclosed herewith is a marked copy of the preliminary proxy showing the Trust’s changes to the preliminary proxy statement based on the Staff’s comments.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

February 4, 2010

Schedule 13E-3

1.

We note that the Trust is purporting to create two classes of securities out of what is currently a single class of common shares for the purposes of taking the Trust private by causing the common shares to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the common shares and the newly authorized Series A Preferred Shares are separate classes of securities under Texas law.  The analysis should include a detailed discussion and comparison of each feature of your common shares and the preferred shares and why the rights of each class support the opinion of counsel.  In your response letter, provide your legal analysis as to why the common shares and Series A Preferred Shares are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.   Please support your analysis with citations to state statutory or case law, where appropriate.

A copy of an opinion letter from Squire, Sanders and Dempsey L.L.P. to Church Loans in respect of the determination that Church Loans’ Common Shares and Series A Preferred Shares are separate classes of securities under Texas law is enclosed herein.

Also in response to this comment, the following summarizes the determination that Church Loans’ Common Shares and Series A Preferred Shares are separate classes of equity securities under federal securities laws.

Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 12g-1 promulgated thereunder require certain issuers to register a class of securities and report under the Exchange Act if the issuer has total assets exceeding $10 million and a “class of equity security” held of record by 500 or more persons. A registrant can terminate the registration of a class of securities under Section 12(g) and Rule 12g-4 of the Exchange Act if such class of equity securities is held by fewer than 300 record holders.  The determination of whether an issuer has the required number of record shareholders is made as to each separate class of equity securities rather than on an aggregate basis.

Section 12(g)(5) of the Exchange Act defines a “class” of securities to include “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges. . . .”  Section 12(g) of the Exchange Act distinguishes securities by their character and by the rights of investors.1 Preferred stock and common stock are ordinarily considered to be separate classes of equity securities. 2However, it is necessary to look to the actual rights and privileges associated with the different classes of stock in order to effectively conclude that they will be regarded as separate classes.

1 Fulco, Inc. v. Am. Cable Sys. of Fla., 1989 WL 205356, at*5 (D. Mass. Oct. 4, 1989).

2 HAROLD S. BLOOMENTHAL, 1 SECURITIES LAW HANDBOOK, § 12:10 (2009).

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

February 4, 2010

The proposed terms of the Series A Preferred Shares to be issued in the proposed going private transaction will not have the same key rights and privileges as the Common Shares of Church Loans. Two characteristics of the Series A Preferred Shares differ substantially from the Common Shares such that both classes are not of “substantially similar character”: voting rights and dividend rights.

Voting Rights.  Holders of Series A Preferred Shares will not have any voting rights other than as required by Texas law.  As a result, holders of the Series A Preferred Shares will not have the opportunity to vote their Series A Preferred Shares (for example) to elect the Board of Trust Managers of Church Loans.

Dividends.  The Series A Preferred Shares have a dividend preference such that no dividend may be paid on the Common Shares unless an equal or greater dividend is paid on the Series A Preferred Shares.  In addition, a dividend may be paid on the Series A Preferred Shares without a dividend being paid on the Common Shares.

Thus, the Series A Preferred Shares to be issued by Church Loans in the Recapitalization will be of substantially different character than the Common Shares, and the holders of the Common Shares and holders of the Series A Preferred Shares will not enjoy substantially similar rights or privileges.

This analysis is in line with the approach taken by the Commission in several no-action letters. In fact, in a 1991 no-action letter, the Commission took the position that the issuer’s Class A and Class B Common Stock were substantially different, even after the issuer noted that the Class A Common Stock and Class B Common Stock were identical in all respects and had equal rights and privileges, except holders of Class A Common Stock had no voting rights, other than (i) with respect to certain merger, share exchange, reclassification or recapitalization transactions, (ii) with respect to any amendment to the Articles of Incorporation of the issuer affecting the voting rights of shareholders of Class A Common Stock, and (iii) as otherwise required by the laws of the state of Georgia, the state of incorporation of the issuer.3

The difference in voting rights described above is less significant than the difference in voting rights in the proposed terms of Church Loans’ Series A Preferred Shares versus Church Loans’ Common Shares.  Furthermore, in the transaction described by the Crawford No-Action Letter, the variation in voting rights was the only difference between the otherwise identical classes of stock.

3 Crawford & Co., SEC No-Action Letter, Fed. Sec. L. Rep. CCH, ¶79,673 (Apr. 19, 1991). See also Cal-West Real Estate Fund, SEC No-Action Letter, Fed. Sec. L. Rep. CCH, ¶82,403 (Oct. 15, 1979); and Bear, Stearns & Co. , SEC No-Action Letter, Fed. Sec. L. Rep. CCH, ¶77,343 (Aug. 02, 1982).

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

February 4, 2010

The Commission has also agreed that two types of stock that differ in from one another with respect to two principal characteristics are not in the same class.  In a no-action letter, the SEC concurred with Motorola, Inc.’s view that its common stock (which had a $2.00 liquidation preference) and its Class A common stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5) of the Exchange Act.  Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 78,703 (December 30, 1971).  Similarly, Church Loans’ Common Shares and Series A Preferred Shares should not be considered to be of the same “class” of securities because the Series A Preferred Shares differ with respect to two principal characteristics - dividend rights and voting rights.

In the instant transaction, the presence of the dividend preferences and limited voting rights associated with the Series A Preferred Shares make it clear that Church Loans’ Series A Preferred Shares and Common Shares should be treated as separate classes of equity securities for the purpose of Section 12(g) of the Exchange Act.

Proxy Statement

Questions and Answers, page 9

2.

Please consider consolidating the disclosure in the Summary Term Sheet and the Question and Answers section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

The Trust acknowledges the Staff’s comment with respect to the consolidation of the Summary Term Sheet and Questions and Answers section, and has revised the Questions and Answers Section to limit its contents to procedural matters relating to the meeting.

Recommendation of the Board; Fairness of the Recapitalization, page 24

3.

We refer you to the first paragraph of this section.  Please expand the disclosure to include a statement by the board as to whether it believes the Rule 13e-3 transaction to be fair to not only those unaffiliated shareholders who will retain Common Shares after the Recapitalization but also those unaffiliated shareholders who will received Series A Preferred Shares in the Recapitalization. Refer to Item 1014 of Regulation M-A for guidance, as well as Question 19 of Exchange Act Release No. 34-17719 (April 13, 1981).

The Trust acknowledges the Staff’s comment with respect to the fairness of the Recapitalization to unaffiliated shareholder who receive Series A Preferred Shares, and has revised the disclosure in the first paragraph of this section accordingly.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

February 4, 2010

4.

We refer you to the second paragraph of this section.  Describe in detail the board’s reservation of the right, in its discretion, to reject the Reverse Share Split, the Forward Share Split and the Series A Conversion if it determines that the Recapitalization is not then in the best interests of the Trust and its shareholders.  Disclose how the board will make such determination, including the factors upon which the decisions would be based, and how will it provide notice to security holders of same.

The Trust acknowledges the Staff’s comment with respect to the Board’s reservation of its right to reject and not implement the Recapitalization, and has revised its disclosure in the second paragraph of this section accordingly.

5.

The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13; 1981).  Disclosure in the proxy statement does not appear to address the factors described in clauses (iv) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.  Please revise the disclosure accordingly.

The Trust acknowledges the Staff’s comment with respect to the failure to address factors described in clauses (iv) and (viii) of Instruction 2 to Item 1014 of Regulation M-A and has accordingly added subsections entitled “Going Concern Value (Investment Value Method)” and “Firm Offers for the Trust’s Shares or Assets” in the “Recommendation of the Board; Fairness of the Recapitalization” section.

Opinion of Financial Advisor, page 28

6.

Provide the disclosure required by Item 1015(b)(3) of Regulation M-A.

The Trust acknowledges the Staff’s comment with respect to the requirements of Item 1015(b)(3) of Regulation M-A and has revised the fourth full paragraph of this section to describe the method and criteria used to select the Bank Advisory Group as financial advisor for the Recapitalization.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

February 4, 2010

7.

We refer you to the third and fourth paragraphs on page 29 indicating that the Bank Advisory Group concluded its preliminary evaluation on September 25, 2009, subsequently performed an update of the cash fair value range, concluded its appraisal process as of November 23, 2009 and delivered a written opinion to the board dated December 23, 2009.  Please provide us with supplemental copies of any materials prepared by the financial advisor in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the board.  All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.   In addition, each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.   Revise to summarize all the presentations made by the financial advisor, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

The Trust acknowledges the Staff’s comment with respect to the written materials and oral presentations of the financial advisor and has revised the fifth paragraph of the “Opinion of Financial Advisor” section to more fully describe the preliminary evaluation performed by the financial advisor, which preliminary evaluation is filed as an exhibit to the Schedule 13E-3.

8.

The last paragraph on page 29 indicates that the financial advisor, in connection with its opinion, reviewed and analyzed “the future earnings and dividend paying capacity of the Trust” and “held discussions with senior management of the Trust concerning its past and current operations, financial condition, and future prospects.”  The advisor's opinion itself states on  page B-3 that it reviewed “certain internal financial analyses and forecasts for Church Loans prepared by the management of Church Loans, including projections of future performance.”  To the extent the financial advisor relied on the Trust's financial projections when preparing its fairness opinion, please disclose such projections in the proxy materials.  In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections.

The Trust acknowledges the Staff’s comment with respect to financial projections relied on by the financial advisor and has revised the section entitled “Opinion of Financial Advisor” to refer to the financial projections developed and relied upon by the financial advisor, which projections are attached as Appendix C to the proxy statement.

9.

We note that the Bank Advisory Group performed Market Value Method and Dividend Yield Method analyses.  Please revise to provide disclosure concerning the methodology and criteria used in selecting the “sample universe” described in the first whole paragraph on page 31 and the “selected publicly-traded real estate investment

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

February 4, 2010

trusts” described in the fourth whole paragraph on page 32.  Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the sample, briefly indicate the reasoning behind such exclusion.

The Trust acknowledges the Staff’s comment with respect to its reference to a “sample universe” and “selected publicly-traded real estate investment trusts” and has revised its disclosure in the subsections entitled “Opinion of Financial Advisor – Market Value Method,” “- Investment Value Method,” and “- Dividend Yield Method” accordingly.

10.

Please revise to indicate how the Bank Advisory Group arrived at the present value discount rate of 13.5% used in the Investment Value Method.  Also, disclose the industry average for these figures.

The Trust acknowledges the Staff’s comment with respect to the discount rate used in the Investment Value Method and has revised its disclosure in the “Opinion of Financial Advisor – Investment Value Method” section accordingly.

Source and Amount of Funds, page 37

11.

Provide the information required by Item 1007(d) of Regulation M-A with respect to the Master Notes.  For example, we note that the disclosure on page 44 does not provide information as to the term of such notes.

The Trust acknowledges the Staff’s comment with respect to the Master Notes and has revised its disclosure to more fully describe the Notes, including their term, in the second paragraph of the “Source and Amount of Funds” section.

* * *

The Trust believes the foregoing is responsive to the staff’s comments and hopes that the Trust has resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.

The Trust has acknowledged to us, and has authorized us to communicate to the Staff the Trust’s acknowledgement, that:

•

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

February 4, 2010

If you have any questions regarding the revised Preliminary Proxy or the foregoing response or if any additional information is needed, please call John Welch of Squire, Sanders & Dempsey L.L.P. at (602) 528-4940, and fax number (602) 253-8129.

Sincerely,

/s/ Squire, Sanders & Dempsey L.L.P.

Squire, Sanders & Dempsey L.L.P.

Enclosures

Direct: +1.602.528.4866

rcamden@ssd.com

February 4, 2010

Board of Trust Managers

Church Loans and Investments Trust

5305 W. Interstate 40

Amarillo, Texas 79106

Gentlemen:

We have acted as counsel to Church Loans and Investments Trust, a Texas real estate investment trust (“Church Loans” or the “Trust”), in connection with the Trust’s proposed amendment to its Articles of Incorporation as set forth in the Form of Articles of Amendment to the Declaration of Trust of the Trust (the “Articles of Amendment”) which is attached as Appendix A to the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (File No. 000-08117) (the “Preliminary Proxy Statement”). The Articles of Amendment would (i) set the number of authorized shares of beneficial interest of the Trust at 100,000,000; (ii) authorize the Board to classify shares of beneficial interest in the Trust to the maximum extent permitted by the Texas Business Organizations Code (the “TBOC”); (iii) authorize (the “Series A Authorization”) the designation of a series of shares as Series A Preferred Shares (“Series A Preferred Shares”); (iv) effect a 1-for-2,448 reverse share split (the “Reverse Share Split”) of the Trust’s common shares of beneficial interest (“Common Shares”), which will give the Trust the legal right to repurchase resulting fractional shares held by each shareholder who owns less than one share after the Reverse Share Split; (v) effect a 2,448-for-1 forward share split to be effective following the Reverse Share Split (the “Forward Share Split”); and (vi) effect a conversion of all Common Shares held by record shareholders following the Reverse Share Split and the Forward Share Split owning less than 7,000 Common Shares into shares of the Series A Preferred Shares on the basis of one Common Share for one Series A Preferred Share (the “Series A Conversion”). The Series A Authorization, Reverse Share Split, Forward Share Split and Series A Conversion are collectively referred to as the “Recapitalization”.

This letter and our opinion herein are being delivered to you at your request and in connection with your response to comment no. 1 from the Staff of the SEC regarding the Trust’s filing of the Preliminary Proxy Statement and Schedule 13E-3, as set forth in the letter to the Trust from the SEC dated January 20, 2010.

  2

Description of Securities

At your request, the following table is included to summarize the designations, preferences, limitations and relative rights of the Common Shares and the Series A Preferred Shares of the Trust (as proposed).  The following is a summary only.  For a complete description of the terms of the Trust’s Common Shares and Series A Preferred Shares after giving effect to the Recapitalization, we refer you to the Articles of Amendment.

	Common Shares	Series A Preferred Shares
Voting Rights	Holders of Common Shares can vote on any matter that is subject to shareholder approval (except as provided by law).	Holders of Series A Preferred Shares do not have any voting rights (except as provided by law).

Dividend Rights	Holders of Common Shares are entitled to receive dividends, when and if declared and paid by the Trust.

Holders of the Series A Preferred Shares are entitled to receive dividends, when and if declared and paid by the Trust, in a per share amount which, as set forth in the Articles of Amendment, must be equal to or greater than any per share dividend amount paid to holders of Common Shares.

Redemption Rights	Holders of the Common Shares are not entitled to any redemption rights except to the extent they may arise by applicable law.	Holders of the Series A Preferred Shares are not entitled to any redemption rights except to the extent they may arise by applicable law.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Trust, whether voluntary or involuntary, distributions shall be made pro rata to the holders of Common Shares and holders of Series A Preferred Shares as if the Common Shares and Series A Preferred Shares belonged to one class.

In the event of any liquidation, dissolution or winding up of the affairs of the Trust, whether voluntary or involuntary, distributions shall be made pro rata to the holders of Common Shares and holders of Series A Preferred Shares as if the Common Shares and Series A Preferred Shares belonged to one class.

  3

Pre-emptive Rights	Except as otherwise required by law, holders of Common Shares do not have any pre-emptive rights to purchase shares of any class of stock of the Trust that may be issued in the future.	Except as otherwise required by law, holders of Series A Preferred Shares do not have any pre-emptive rights to purchase shares of any class of stock of the Trust that may be issued in the future.

Convertibility	Common Shares are not convertible to any other security.	Series A Preferred Shares are not convertible to Common Shares or any other security.

Assumptions

In rendering the opinion expressed herein, we have assumed, with your permission and without independent investigation or inquiry, the following:

1.

All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of the State of Texas are generally available to lawyers practicing in Texas and are in a format that makes legal research reasonably feasible; and

2.

The constitutionality or validity of a relevant statute, rule, regulation or agency action is not an issue unless a reported decision in Texas has specifically established its unconstitutionality or invalidity.

Opinion

Based upon the foregoing assumptions, and subject to the qualifications, limitations and exceptions set forth herein, and as more specifically explained hereunder, we are of the opinion that, under the TBOC, the proposed Series A Preferred Shares of the Trust, as set forth in the Articles of Amendment, will be, assuming the completion and effectiveness of the Recapitalization under Texas law and under the terms set forth in the Articles of Amendment, a separate class of securities from the Common Shares of the Trust.

Legal Analysis

The Texas corporate law applicable to and governing the Trust is the TBOC and the following analysis has been undertaken pursuant to the TBOC.  A Texas real estate investment trust may issue the number of shares stated in its declaration of trust and may divide its shares into one or more classes.  TBOC § 200.102.

The TBOC specifically provides that a real estate investment trust’s declaration of trust may provide (1) that a specified class of shares is preferred over another class of shares as to its distributive share of the assets on voluntary or involuntary liquidation of the real estate investment trust; (2) the amount of such a liquidation preference; (3) that a specified class of shares may be redeemed at the option of the real estate investment trust or of the holders of the shares; (4) the terms and conditions of a such a redemption, including the time and price of such a redemption; (5) that a specified class of shares may be converted into shares of one or more

  4

other classes; (6) the terms and conditions such a conversion; (7) that a holder of a specified security issued or to be issued by the real estate investment trust has voting or other rights authorized by law; and (8) for other preferences, rights, restrictions, including restrictions on transferability, and qualifications consistent with law.  Id.  The statute is clear that the designations, preferences, limitations and relative rights that are set forth in Section 200.102 of the TBOC are not exhaustive and are not limited to the authority therein contained, which illustrates the flexibility a Texas real estate investment trust has in authorizing different classes of stock.  Id. Based on the foregoing, the Trust has the authority, subject to appropriate approvals by the Trust’s Board of Trust Managers and shareholders, to authorize the new class of Series A Preferred Shares with designations, preferences, limitations and relative rights separate and distinct from the Trust ’s Common Shares.

Because TBOC Section 200.102 commands that each class be ascribed a particular combination of designations, preferences, limitations and relative rights in the real estate investment trust’s declaration of trust, shares assigned a different combination of designations, preferences, limitations and relative rights must necessarily belong to a different class.  In this instance the Trust’s Common Shares contain all of the voting rights of the Trust’s shareholders, and the Series A Preferred Shares have no voting rights whatsoever (except as required by law).  Additionally, per share dividends for the Series A Preferred Shares must be equal to or greater than per share dividends for Common Shares.  Thus, the TBOC prohibits the Common Shares and Series A Preferred Shares from being of the same class.  As a result, under the TBOC, the Trust’s Common Shares and Series A Preferred Shares will be separate classes of securities.

This interpretation of TBOC Section 200.102 is consistent with Texas law governing for-profit corporations, which controls those issues not directly addressed by Texas real estate investment trust law.  TBOC § 200.002.  Texas for-profit corporation law provides that shares of the same class of a Texas for-profit corporation must be identical in all respects unless the shares have been divided into one or more series1 TBOC § 21.152.  Shares in the same corporation which carry different voting rights and dividend preferences are necessarily different classes of securities under Texas law.  Id.

Qualifications and Limitations

The foregoing opinion is subject to the following qualifications, limitations and exceptions, in addition to such other assumptions, qualifications and limitations otherwise set forth in this letter:

1.

To the extent our opinion refers to a future event, we have assumed that all applicable laws, rules and regulations, the Declaration of Trust of the Trust (and the proposed Articles of Amendment), and all pertinent facts will be the same at such future date as currently existing, and we have assumed that all of the foregoing assumptions will remain applicable to the opinion at such time.

1 The Series A Preferred Shares are a “series” of securities in name only; unlike Texas law governing for-profit corporations, Texas real estate investment trust law provides only for separate classes of shares.  TBOC § 200.102.  Thus, the Series A Preferred Shares and Common Shares cannot be considered two series of a common class.

  5

2.

We express no opinion as to the laws of any jurisdiction other than the laws of the State of Texas.

3.

The opinion contained herein is limited solely to the matters expressly stated herein, and no opinion is to be inferred or may be implied beyond the matters expressly stated herein.

4.

The opinion expressed herein is as of the date first set forth above, and we do not assume or undertake any responsibility or obligation to supplement or to update such opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in the laws which may hereafter occur.

5.

The opinion set forth herein represents our professional judgment as to the matters described; it is not binding upon any party or any court or other tribunal; and it does not represent any guaranty of any particular result or consequences.

This opinion has been rendered solely for your benefit, and may not be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our prior written consent; provided, however, that this opinion may be delivered to your regulators, accountants, attorneys and other professional advisers and may be used in connection with any legal or regulatory proceeding relating to the subject matter of this opinion.

Very truly yours,

/s/ Squire, Sanders & Dempsey L.L.P.

Squire, Sanders & Dempsey L.L.P.